SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 2 )*
                      International Dispensing Corporation
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   459407 10 2
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                                 (CUSIP Number)

                              Martin R. Bring, Esq.
                     Wolf. Block, Schorr and Solis-Cohen LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 2000
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

            Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 4 Pages)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 459407 10 2                 13D                      Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary Allanson
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        1,010,909
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,010,909
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,010,909
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.4%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Items 3 and 5 of the Statement on Schedule 13D, dated January 4, 2000 filed by Gary Allanson (the "Reporting Person") as amended by Amendment No. 1 thereto, dated January 10, 2000 are further amended to read in their entirety as follows:

"Item 3. Source and Amount of Funds or Other Consideration.

      On March 15, 1999, the Company and the Reporting Person entered into an Employment Agreement pursuant to which the Reporting Person was granted options to purchase 400,000 shares of the Company's Common Stock. Options to purchase 300,000 shares of Common Stock became exercisable on March 15, 1999 and options to purchase the remaining 100,000 shares of Common Stock became exercisable on July 1, 2000.

      On October 25, 1999 the Reporting Person purchased 20 shares of the Company's Series A Redeemable Convertible Preferred Stock ("Preferred Stock") for an aggregate purchase price of $40,000. On December 15, 1999, the Reporting Person purchased an additional 12 shares of Preferred Stock for a purchase price of $24,000. All of such amounts were paid with the Reporting Person's personal funds. The Preferred Stock is immediately convertible into Common Stock initially at the rate of one share of Common Stock for each $.22 in liquidation value of the Preferred Stock converted. The conversion rate is subject to adjustment in certain circumstances.

      On August 18, 2000, the Company granted to the Reporting Person options to purchase an aggregate of 1,500,000 shares of the Company's Common Stock at $.187 per share, of which options to purchase 320,000 shares were exercisable as of the date of grant, options to purchase 210,000 shares will become exerciseable at such time as the stockholders of the Company approve an amendment to the Company's 1998 Stock Option Plan (the "Plan") to increase the number of shares which may be issued upon exercise of options granted under the Plan from 850,000 to 2,500,000 (the "Plan Amendment"), and options to purchase 530,000 and 440,000 shares shall become exercisable on January 1, 2001 and January 1, 2002, respectively, subject to stockholder approval of the Plan Amendment."

"Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 1,010,909 shares of the Company's Common Stock which represents approximately 9.4% of the Company's outstanding Common Stock.

      (b) The Reporting Person has sole voting and investment power with respect to the 1,010,909 shares of Common Stock referred to herein.

      (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person, except that on August 18, 2000 the Company granted to the Reporting Person options to purchase an aggregate of 1,500,000 shares of the Company's Common Stock, of which options to purchase 320,000 shares are exercisable as of the date hereof or within the next 60 days. See
Item 3, herein.

      (d) Not applicable.

      (e) Not applicable."


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                  December 8, 2000
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                                                       (Date)


                                                  /s/ Gary Allanson
                                       -----------------------------------------
                                                  Gary Allanson


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